Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Fourth Fiscal Quarter and Fiscal Year Ended February 28, 2014

• Quarterly Net Revenues up by 45.9% Year-Over-Year

• Quarterly Income from Operations up by 154.2% Year-Over-Year

• Quarterly Net Income Attributable to TAL up by 144.0% Year-Over-Year

• Fiscal Year Net Revenues Increased by 38.9%

• Fiscal Year Income from Operations Increased by 82.7%

• Fiscal Year Net Income Attributable to TAL Increased by 81.2%

(Beijing—April 22, 2014)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended February 28, 2014.

Highlights for the Fourth Quarter of Fiscal Year 2014

•                 Net revenues increased by 45.9% year-over-year to US$87.0 million from US$59.6 million in the same period of the prior year.

•                 Income from operations increased by 154.2% to US$14.4 million, from US$5.7 million in the fourth quarter of fiscal year 2013.

•                 Net income attributable to TAL increased by 144.0% year-over-year to US$16.7 million from US$6.8 million in the same period of the prior year.

•                 Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 125.1% year-over-year to US$19.3 million from US$8.6 million in the same period of the prior year.

•                 Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.21. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.25 and US$0.24, respectively. Each ADS represents two Class A common shares.

•                 Cash, cash equivalents and term deposits totaled US$269.9 million as of February 28, 2014, compared to US$209.2 million as of February 28, 2013.

•                 Total student enrollments increased by 38.8% year-over-year to approximately 348,000.

•                 Total physical network consisted of 274 learning centers as of February 28, 2014, increased from 265 as of November 30, 2013.

Highlights for the Fiscal Year Ended February 28, 2014

•                  Net revenues increased by 38.9% year-over-year to US$313.9 million from US$225.9 million in fiscal year 2013.

•                  Income from operations increased by 82.7% to US$57.4 million, from US$31.4 million in fiscal year 2013.

•                  Net income attributable to TAL increased by 81.2% year-over-year to US$60.6 million from US$33.4 million in fiscal year 2013.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 65.3% year-over-year to US$69.0 million from US$41.7 million in fiscal year 2013.

•                  Basic and diluted net income per ADS were US$0.77 and US$0.76, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.88 and US$0.86, respectively.

•                  Total student enrollments in fiscal year 2014 increased by 31.6% year-over-year to approximately 1,073,950.

•                  Total physical network increased to 274 learning centers as of February 28, 2014 from 255 learning centers as of February 28, 2013.

Financial and Operating Data——Fourth Quarter and Fiscal Year 2014

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	February 28,
	2013	2014	Pct. Change
Net revenues	59,648	86,999	45.9%
Net income attributable to TAL	6,848	16,710	144.0%
Non-GAAP net income attributable to TAL	8,571	19,289	125.1%
Operating income	5,663	14,396	154.2%
Non-GAAP operating income	7,386	16,976	129.8%
Net income per ADS attributable to TAL — basic	0.09	0.21	142.2%
Net income per ADS attributable to TAL — diluted	0.09	0.21	136.5%
Non-GAAP net income per ADS attributable to TAL — basic	0.11	0.25	123.4%
Non-GAAP net income per ADS attributable to TAL — diluted	0.11	0.24	118.2%
Total student enrollments in small class, one-on-one, and online courses	250,700	348,000	38.8%

	Fiscal Year Ended
	February 28,
	2013	2014	Pct. Change
Net revenues	225,931	313,895	38.9%
Net income attributable to TAL	33,440	60,606	81.2%
Non-GAAP net income attributable to TAL	41,724	68,951	65.3%
Operating income	31,421	57,396	82.7%
Non-GAAP operating income	39,705	65,741	65.6%
Net income per ADS attributable to TAL — basic	0.43	0.77	79.9%
Net income per ADS attributable to TAL — diluted	0.43	0.76	78.0%
Non-GAAP net income per ADS attributable to TAL — basic	0.54	0.88	64.1%
Non-GAAP net income per ADS attributable to TAL — diluted	0.53	0.86	62.3%
Total student enrollments in small class, one-on-one, and online courses	816,110	1,073,950	31.6%

“Fiscal 2014 has been a year of enormous progress in all directions for TAL. We significantly expanded our footprint in the 16 cities in which we operate, adding over the course of the year a net 19 learning centers and expanding capacity by nearly 600 small-class classrooms to address robust demand for our tutoring services. As a result, our total enrollments experienced a year-on-year growth of 31.6%, driving our business to pass the one million annual enrollments milestone. Our small class offering, comprised of Xueersi Peiyou and the ages 3 to 8 Mobby young learners business, was again the main driver of our growth,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

“The health of our core business afforded more management time and resources for future growth opportunities at the crossroads of where technology meets education, particularly for new online and mobile product offerings. This enabled us to maintain our strength in online through a mix of in-house development, acquisitions and strategic investments. For fiscal 2015, our key priority is to continue to manage this balance between current and future growth while maintaining our edge in deployment of technology, internet and mobile in the K-12 learning experience,” Mr. Zhang continued.

Mr. Joseph Kauffman, Chief Financial Officer, explained, “As expected, our topline grew rapidly in this quarter, coming in at the high end of our guidance. As guided on previous calls, given the timing of Chinese New Year in this fiscal year, the spring term began in February 2014, which gave a boost to fourth quarter revenue we did not enjoy the prior year. Even after removing this every-other-year windfall, our topline growth in the fourth quarter would have still been very healthy at approximately 38% year-over-year. While driving strong current revenues, we also began to invest in future capacity ahead of the summer term of fiscal year 2015, and added more than 190 classrooms of incremental capacity in the quarter, including eight new small class learning centers. We also added one net new learning center for our Zhikang one-on-one business.”

“Financial highlights for the year were 38.9% revenue growth, with gross profit margins of 51.7%, and GAAP net income growth of 81.2% to a record high US$60.6 million. Since our founding, we have enjoyed a light asset business model with strong free cash flow. In fiscal 2014, we delivered operating cash flow of over US$100 million, representing approximately 54% growth versus the previous year. Capital expenditure for the year was approximately US$10.9 million, representing a mere 3.5% of revenues.”

“Overall, our solid business fundamentals and cash balance of US$270 million form an excellent basis for our plans for fiscal 2015 to advance our tutoring services with innovative technology both in the classroom and online, and invest in teachers and staff, curriculum and operational efficiencies to support our sustainable long-term development and competitive strength,” Mr. Kauffman added.

Financial Results for the Fourth Quarter of Fiscal Year 2014

Net Revenues

In the fourth quarter of fiscal year 2014, TAL reported net revenues of US$87.0 million, representing a 45.9% increase from US$59.6 million in the fourth quarter of fiscal year 2013. The increase was mainly driven by total student enrollments increase, combined with increased average selling prices (ASPs). Total student enrollments increased by 38.8% to approximately 348,000 from approximately 250,700 in the same period one year ago. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. ASP increased by 5.1% from US$238 in the fourth quarter of fiscal year 2013 to US$250 in the same quarter of fiscal year 2014. The growth in ASP was mainly driven by the hourly rate increases of the small class course offerings and the foreign exchange rate fluctuation.

Operating Costs and Expenses

Operating costs and expenses were US$72.8 million, a 34.8% increase from US$54.0 million in the fourth quarter of fiscal year 2013. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$70.2 million, a 34.3% increase from US$52.3 million in the fourth quarter of fiscal year 2013.

Cost of revenues increased by 29.9% to US$40.8 million, from US$31.4 million in the fourth quarter of fiscal year 2013. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity as well as increases in wages and teacher fees versus the year-ago period. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 29.8% to US$40.8 million, from US$31.4 million in the fourth quarter of fiscal year 2013.

Selling and marketing expenses increased by 33.6% to US$10.2 million, from US$7.6 million in the fourth quarter of fiscal year 2013. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 34.9% to US$9.9 million, from US$7.3 million in the fourth quarter of fiscal year 2013. The increase of selling and marketing expenses in the fourth quarter of fiscal year 2014 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 51.9% to US$21.8 million, from US$14.4 million in the fourth quarter of fiscal year 2013. The increase in general and administrative expenses was mainly due to an increase in compensation to our general and administrative personnel in recognition of outperformance against budget and to support a greater number of programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 51.1% to US$19.6 million, from US$12.9 million in the fourth quarter of fiscal year 2013.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 49.7% to US$2.6 million in the fourth quarter of fiscal year 2014, from US$1.7 million in the same period of fiscal year 2013.

Gross Profit

Gross profit increased by 63.6% to US$46.2 million, from US$28.3 million in the fourth quarter of fiscal year 2013.

Income from Operations

Income from operations increased by 154.2% to US$14.4 million, from US$5.7 million in the fourth quarter of fiscal year 2013. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 129.8% to US$17.0 million, from US$7.4 million in the fourth quarter of fiscal year 2013.

Other Income /(Expense)

Other expense was US$0.4 million for the fourth quarter of fiscal year 2014, compared to other expense of US$0.1 million in the fourth quarter of fiscal year 2013. Other expense in this quarter mainly represented the company’s donation to a university foundation.

Income Tax Expense

Income tax expense was US$0.1 million in the fourth quarter of fiscal year 2014, as compared to US$0.1 million in the fourth quarter of fiscal year 2013.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 144.0% to US$16.7 million, from US$6.8 million in the fourth quarter of fiscal year 2013. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 125.1% to US$19.3 million, from US$8.6 million in the fourth quarter of fiscal year 2013.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.21 in the fourth quarter of fiscal year

2014. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.25 and US$0.24, respectively.

Financial Results for the Fiscal Year Ended February 28, 2014

Net Revenues

For the fiscal year 2014, TAL reported net revenues of US$313.9 million, representing a 38.9% increase from US$225.9 million in fiscal year 2013. The increase was mainly driven by total student enrollments increase combined with increased average selling prices (ASPs). Total student enrollments increased by 31.6% to approximately 1,073,950 from approximately 816,110 in the same period one year ago. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. ASP increased by 5.6% from US$277 in fiscal year 2013 to US$292 in fiscal year 2014. The growth in ASP was mainly driven by the hourly rate increases of the small class course offerings and the foreign exchange rate fluctuation.

Operating Costs and Expenses

Operating costs and expenses were US$257.6 million, a 32.0% increase from US$195.1 million in fiscal year 2013. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$249.3 million, a 33.4% increase from US$186.9 million in fiscal year 2013.

Cost of revenues increased by 30.9% to US$151.5 million, from US$115.7 million in fiscal year 2013. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 31.0% to US$151.5 million, from US$115.6 million in fiscal year 2013.

Selling and marketing expenses increased by 29.2% to US$35.8 million, from US$27.7 million in fiscal year 2013. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 33.8% to US$34.6 million, from US$25.9 million in fiscal year 2013. The increase of selling and marketing expenses in fiscal year 2014 was primarily a result of an increase of sales and marketing staff and related compensation to support an expanded number of cities in which the Company had learning center operations and a greater number of programs and service offerings.

General and administrative expenses increased by 37.5% to US$70.3 million, from US$51.1 million in fiscal year 2013. The increase in general and administrative expenses was mainly due to an increase in compensation for our general and administrative personnel, the depreciation of office space purchased in Beijing, and an increase in professional services fees. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 41.1% to US$63.2 million, from US$44.8 million in fiscal year 2013.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 0.7% to US$8.3 million in fiscal year 2014, from US$8.3 million in fiscal year 2013.

Gross Profit

Gross profit increased by 47.3% to US$162.4 million, from US$110.2 million in fiscal year 2013.

Income from Operations

Income from operations increased by 82.7% to US$57.4 million, from US$31.4 million in fiscal year 2013. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 65.6% to US$65.7 million, from US$39.7 million in fiscal year 2013.

Other Income /(Expense)

Other income was US$0.1 million, net of US$1.3 million other expense and US$1.4 million other income, for the fiscal year 2014, compared to other income of US$0.8 million for the fiscal year 2013. The other expense for the fiscal year 2014 was mainly due to the Company’s donations to victims of the Ya’an earthquake, the TAL Charitable Foundation and a university foundation. The income for the fiscal year 2014 was primarily driven by exchange gains. As the company holds the vast majority of its cash balance in RMB and reports in US Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the US Dollar.

Income Tax Expense

Income tax expense was US$6.7 million in fiscal year 2014, as compared to US$4.1 million in fiscal year 2013.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 81.2% to US$60.6 million, from US$33.4 million in fiscal year 2013. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 65.3% to US$69.0 million, from US$41.7 million in fiscal year 2013.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.77 and US$0.76, respectively, in fiscal year 2014. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.88 and US$0.86, respectively.

Capital Expenditures

Capital expenditures for the fiscal year 2014 were US$10.9 million, representing an increase of US$4.0 million from US$6.9 million in fiscal year 2013. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware to support the Company’s operations.

Cash, Cash Equivalents, and Term Deposits

As of February 28, 2014, the Company had US$269.9 million of cash and cash equivalents and nil of term deposits, as compared to US$185.1 million of cash and cash equivalents and US$24.1 million of term deposits as of February 28, 2013. Net cash provided by operating activities for the fiscal year 2014 was approximately US$100.5 million, representing a year-over-year increase of approximately 53.6%.

Deferred Revenue

As of February 28, 2014, the Company’s deferred revenue balance was US$132.4 million, as compared to US$102.5 million as of February 28, 2013, representing an increase of 29.2%.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of fiscal year 2015 are expected to be between US$85.9 million and US$88.4 million, representing an increase of 40% to 44% on a year-over-year basis, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter and fiscal year 2014 ended February 28, 2014 at 8:00 a.m. Eastern Time on April 22, 2014 (8:00 p.m. Beijing time on April 22, 2014).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• Hong Kong toll free:	800-930-346
• China toll free:	400-620-8038
• International toll:	+65-6723-9381
Conference ID:	23492298

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 11:59 p.m. U.S. Eastern time, April 30, 2014 (11:59 a.m. Beijing time, May 1, 2014).

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• China toll free:	400-632-2162
• International toll:	+61-2-8199-0299
Conference ID:	23492298

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2015, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 274 physical learning centers as of February 28, 2014, located in 16 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang and Jinan. We also operate www.eduu.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2013	As of February 28, 2014
ASSETS

Current assets
Cash and cash equivalents	$185,080,673	$269,930,571
Term deposits	24,110,716	—
Restricted cash-current	2,270,269	325,688
Available-for-sale securities	399,955	—
Inventory	410,167	181,759
Deferred tax assets-current	2,260,446	3,281,063
Income tax receivable	—	9,824,333
Prepaid expenses and other current assets	11,906,317	16,833,208
Total current assets	226,438,543	300,376,622
Restricted cash-non-current	—	2,546,878
Property and equipment, net	76,115,088	78,625,191
Deferred tax assets-non-current	538,464	555,528
Rental deposit	5,179,073	7,322,438
Intangible assets, net	1,724,444	2,535,593
Goodwill	555,194	7,509,824
Long-term prepayments	—	989,454
Long-term investments	5,491,073	27,137,239
Total assets	$316,041,879	$427,598,767

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 1,739,337 and 2,004,659 as of February 28, 2013, and February 28, 2014, respectively)	$2,009,473	$2,349,365
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 67,743,448 and 102,488,333 as of February 28, 2013, and February 28, 2014, respectively)	102,513,876	132,401,062
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 11,269,507 and 18,920,194 as of February 28, 2013, and February 28, 2014, respectively)	17,196,001	27,423,992
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,165,785 and 3,661,860 as of February 28, 2013, and February 28, 2014, respectively)	2,778,305	4,519,807
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2013, and February 28, 2014, respectively)	—	62,100
Total current liabilities	124,497,655	166,756,326
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 36,845 and 32,344 as of February 28, 2013, and February 28, 2014, respectively)	98,945	32,344
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of nil and 813,696 as of February 28, 2013, and February 28, 2014, respectively)	—	813,696
Total liabilities	124,596,600	167,602,366

TAL Education Group Shareholders’ Equity

Class A common shares	68,314	78,204
Class B common shares	87,806	79,531
Additional paid-in capital	86,016,387	92,664,436
Statutory reserve	12,291,341	15,015,824
Retained earnings	86,430,705	144,311,994
Accumulated other comprehensive income	6,550,726	7,846,412
Total TAL Education Group’s equity	191,445,279	259,996,401
Total liabilities and equity	$316,041,879	$427,598,767

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2013	2014	2013	2014
Net revenues	$59,647,816	$86,998,753	$225,931,095	$313,895,205
Cost of revenues	31,388,999	40,767,443	115,748,650	151,543,116
Gross profit	28,258,817	46,231,310	110,182,445	162,352,089
Operating expenses (note 1)
Selling and marketing	7,624,043	10,183,556	27,673,598	35,761,166
General and administrative	14,379,389	21,842,195	51,125,534	70,299,742
Impairment loss on operating assets	594,162	—	594,162	—
Total operating expenses	22,597,594	32,025,751	79,393,294	106,060,908
Government Subsidies	1,630	190,397	632,269	1,104,750
Income from operations	5,662,853	14,395,956	31,421,420	57,395,931
Interest income	1,432,391	2,799,092	5,343,445	9,438,263
Other (expenses)/ income	(115,413)	(364,881)	776,293	101,254
Gain on short-term investment	—	—	—	297,120
Gain on sales of available-for-sale securities	—	—	—	52,958
Income before income tax provision	6,979,831	16,830,167	37,541,158	67,285,526
Provision for income tax	(131,745)	(120,557)	(4,101,092)	(6,679,754)
Net income	6,848,086	16,709,610	33,440,066	60,605,772
Total net income attributable to TAL Education Group	$6,848,086	$16,709,610	$33,440,066	$60,605,772
Net income per common share
Basic	$0.04	$0.11	$0.21	$0.39
Diluted	0.04	0.10	0.21	0.38
Net income per ADS (note 2)
Basic	$0.09	$0.21	$0.43	$0.77
Diluted	0.09	0.21	0.43	0.76

Other comprehensive income/(loss), net of tax	158,093	(1,799,139)	1,640,362	1,295,686
Comprehensive income	7,006,179	14,910,471	35,080,428	61,901,458
Comprehensive income attributable to TAL Education Group	$7,006,179	$14,910,471	$35,080,428	$61,901,458
Weighted average shares used in calculating net income per common share
Basic	156,120,150	157,289,447	155,607,458	156,726,994
Diluted	156,525,098	161,468,899	156,631,090	159,444,928

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 28		Ended February 28
	2013	2014	2013	2014
Cost of revenues	$3,738	$14,592	$105,756	$47,894
Selling and marketing	283,448	284,470	1,814,748	1,161,593
General and administrative	1,435,864	2,280,770	6,363,396	7,135,803
Total	$1,723,050	$2,579,832	$8,283,900	$8,345,290

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2013	2014	2013	2014

Cost of revenues	$31,388,999	$40,767,443	$115,748,650	$151,543,116
Share-based compensation expense in cost of revenues	3,738	14,592	105,756	47,894
Non-GAAP cost of revenues	31,385,261	40,752,851	115,642,894	151,495,222

Selling and marketing expenses	7,624,043	10,183,556	27,673,598	35,761,166
Share-based compensation expense in selling and marketing expenses	283,448	284,470	1,814,748	1,161,593
Non-GAAP selling and marketing expenses	7,340,595	9,899,086	25,858,850	34,599,573

General and administrative expenses	14,379,389	21,842,195	51,125,534	70,299,742
Share-based compensation expense in general and administrative expenses	1,435,864	2,280,770	6,363,396	7,135,803
Non-GAAP general and administrative expenses	12,943,525	19,561,425	44,762,138	63,163,939

Operating costs and expenses	53,986,593	72,793,194	195,141,944	257,604,024
Share-based compensation expense in operating costs and expenses	1,723,050	2,579,832	8,283,900	8,345,290
Non-GAAP operating costs and expenses	52,263,543	70,213,362	186,858,044	249,258,734

Income from operations	5,662,853	14,395,956	31,421,420	57,395,931
Share based compensation expenses	1,723,050	2,579,832	8,283,900	8,345,290
Non-GAAP income from operations	7,385,903	16,975,788	39,705,320	65,741,221

Net income attributable to TAL Education Group	6,848,086	16,709,610	33,440,066	60,605,772
Share based compensation expenses	1,723,050	2,579,832	8,283,900	8,345,290
Non-GAAP net income attributable to TAL Education Group	$8,571,136	$19,289,442	$41,723,966	$68,951,062
Net income per ADS
Basic	$0.09	$0.21	$0.43	$0.77
Diluted	0.09	0.21	0.43	0.76
Non-GAAP Net income per ADS (note 3)
Basic	$0.11	$0.25	$0.54	$0.88
Diluted	0.11	0.24	0.53	0.86

ADSs used in calculating net income per ADS
Basic	78,060,075	78,644,724	77,803,729	78,363,497
Diluted	78,262,549	80,734,450	78,315,545	79,722,464

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.